September 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Benjamin Richie
Abby Adams

Re:	Polyrizon Ltd.

Amendment No. 8 to Registration Statement on Form F-1

Filed September 9, 2024

File No. 333-266745

Dear Sir or Madam:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 13, 2024, relating to the above referenced Registration Statement on Form F-1 (File No. 333-266745) submitted by the Company on September 9, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 9 to the Registration Statement on Form F-1 (“Amendment No. 9”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold text, followed by the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 7 to Registration Statement on Form F-1

Plan of Distribution, page A-5

1.	We note your disclosure in the resale prospectus on page Alt-5 that your selling securityholders may sell their securities through various means, including purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms its understanding that the retention by a selling securityholder of an underwriter would constitute a material change to the plan of distribution included in the Registration Statement requiring a post-effective amendment.

Exhibits

2.	Please revise the legal opinion(s) to address the resale shares.

Response: In response to the Staff’s comment the Company has caused an updated Exhibit 5.1 and Exhibit 5.2 to be filed with Amendment No. 9 to refer to the resale of up to 2,801,330 ordinary shares held by selling securityholders, which is consistent with the Registration Statement.

General

3.	We note your response to prior comment 8. Please expand your responses to clarify whether any of the selling securityholders are in the business of underwriting securities. In addition, please provide further analysis regarding your basis for determining that XYLO is not an affiliate, in particular given the current share ownership, the position of its Chief Executive Officer on your Board, the recent timing of the transfers of stock and the history of transaction, and the statements in XYLO’s public filings of its affiliation with your company. In doing so, please address who exercises voting and dispositive power over the XYLO shares. Clarify whether any of the transferees of the XYLO shares are affiliates of XYLO or the company. Refer to Exchange Act Rules 12b-2 (“affiliate”), 13d- 3. In addition, to the extent you have not done so, please revise the beneficial ownership table to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities in the table. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully notes that, according to representations of all of the selling securityholders that the Company relied upon in the course of the investments made by the selling securityholders, or the secondary transfers pursuant to which, each selling securityholder acquired the Company’s ordinary shares for investment purposes and not with a view toward distribution or underwriting of securities. Each selling securityholder made specific representations to the Company that such selling securityholders was acquiring the Company’s ordinary shares in the ordinary course of business for such selling securityholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the Company does not believe that any of the selling securityholders are in the business of underwriting securities.

In addition, while the Company does not believe that Xylo Technologies Ltd. (“Xylo”) is currently an affiliate of the Company, in response to the Staff’s comment, the Company respectfully notes that it has removed Xylo as a selling securityholder in Amendment No. 9. To the Company’s knowledge, none of the transferees of the Xylo shares are affiliates of Xylo or the Company. The Company has also revised the beneficial ownership table to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the entities in the table.

4.	We note the paragraph added to the prospectus cover page of the eighth amended registration statement, wherein you state the current securityholders, including those holding more than 5% of your securities, have expressed an interest in acquiring up to $1 million in ordinary shares in the initial public offering. As you are offering units of ordinary shares and warrants, please revise to provide this disclosure in terms of the volume of units. Please disclose whether any of the potential purchasers are selling securityholders or affiliates. In addition, please revise to disclose whether any of the potential purchasers are affiliates or securityholders who could hold greater than 5% beneficial ownership after the offering. To the extent these indications of interest could result in securityholders or affiliates acquiring more than 5% beneficial ownership of your securities or increasing holdings further above 5% beneficial ownership, please also revise the beneficial ownership disclosure accordingly. Finally, please provide risk factor disclosure regarding the effects of current securityholders or affiliates purchasing securities in the offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and throughout the prospectus, including the sections titled “Principal Shareholders” and “Selling Shareholders” to include additional information regarding the shareholders that have expressed an interest in purchasing Units in the offering. The Company has revised its disclosure in the foregoing sections to disclose the resulting beneficial ownership after the offering due to participation by the current securityholders in the offering.

In addition, the Company has revised its disclosure on page 54 to include additional risk factor disclosure regarding the effects of current securityholders or affiliates purchasing securities in the offering.

5.	Please revise the fee table to also include the resale offering.

Response: In response to the Staff’s comment, the Company has filed an updated Exhibit 107 to include the resale offering.

Please contact me at +1 312.364.1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Amendment No. 7.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer

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